STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
NEW YORK, NEW YORK 10038

April 17, 2006

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: Linda Sterling

Re:	The Swiss Helvetia Fund, Inc. (the “Fund”) File No.: 811-05128

Ladies and Gentlemen:

          On behalf of the Fund, transmitted herewith are the Fund’s responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were provided by Linda Sterling of the Staff via telephone on April 7, 2006 to the Fund’s preliminary proxy statement filed on PRE14A on April 3, 2006. The Fund intends to file its definitive proxy statement on or about April 19, 2006, which will be marked to show changes in response to comments from the Commission. The Fund’s definitive proxy materials are being mailed to shareholders of record on or about April 19, 2006.

Item 3

1.	Staff Comment: Item 3 of Schedule 14A requires a brief outline of the rights of appraisal or similar rights of dissenters with respect to any matter to be acted upon and indicate any statutory procedures to be followed by dissenting security holders in order to prefect such rights.

Response: The requested change has been made. See "Introduction--Voting Information."

Item 22

2.	Staff Comment: Item 22(a)(3)(i) of Schedule 14A requires the Fund to disclose the name and address of the Fund’s principal underwriter.

Response: The Fund, as a registered closed-end investment management company, does not have a principal underwriter as it does not continuously offer its shares to the public. The Fund’s shares trade on the secondary market on the New York Stock Exchange.

Tandy Representation

3.	Staff Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the [Fund] acknowledging that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Fund may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The requested letter from the Fund is filed with this letter.

          Please contact the undersigned at 212.806.6443, or Janna Manes at 212.806.6141, regarding any questions or comments to the Proxy Statement.

Very truly yours, /s/ Nicole M. Runyan Nicole M. Runyan

cc: Janna Manes

[FUND LETTERHEAD]

April 17, 2006

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Linda Sterling

Re:	The Swiss Helvetia Fund, Inc. (File No.: 811-05128)

Ladies and Gentlemen:

          At the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the undersigned Registrant acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

THE SWISS HELVETIA FUND, INC.

By:	/s/ Rudolf Millisits Rudolf Millisits Senior Vice President